Exhibit (d)(51)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 3

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 3 to the Investment Advisory Agreement dated as of September 29, 2009 (“Amendment No. 3”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Franklin Advisers, Inc., a corporation organized under the laws of the State of California (“Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement, dated as of September 15, 2006, as amended, (“Agreement”) for EQ Advisors Trust (“Trust”) as follows:

1. Name Change. The name of the EQ/AXA Franklin Income Core Portfolio is changed to EQ/Franklin Core Balanced Portfolio (“Portfolio”).

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to an allocated portion of the Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 3 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		FRANKLIN ADVISERS, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Edward B. Jamieson
	Steven M. Joenk		Name: Edward B. Jamieson
	Senior Vice President		Title: President and Chief Investment Officer

APPENDIX A

AMENDMENT NO. 3

TO

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser monthly compensation computed daily at an annual rate equal to the following:

Fund	Annual Advisory Fee*

EQ/Franklin Core Balanced Portfolio**

0.625% of the Related Portfolios’ average daily net assets up to and including $50 million;

0.465% of the Related Portfolios’ average daily net assets in excess of $50 million up to and including $200 million;

0.375% of the Related Portfolios’ average daily net assets in excess of $200 million up to and including $500 million;

0.35% of the Related Portfolios’ average daily net assets in excess of $500 million.

*	For purposes of determining the annual advisory fee rate pursuant to this Schedule A, the assets of the EQ/Franklin Core Balanced Portfolio advised by the Adviser shall be aggregated with the assets of the following Portfolios’ allocated to the Adviser and its Affiliates: EQ/Templeton Global Equity Portfolio, EQ/AXA Franklin Small Cap Value Core Portfolio, Multimanager Small Cap Value Portfolio of AXA Premier VIP Trust, EQ/Mutual Large Cap Equity Portfolio and Multimanager Mid Cap Growth Portfolio of AXA Premier VIP Trust (collectively, the “Related Portfolios”). The aggregated assets will be applied to the above schedule and the resulting effective rate shall be applied to the actual assets of the EQ/Franklin Core Balanced Portfolio to determine the annual advisory fee rate.
**	The Portfolio has been designated a “multi-advised portfolio” and Franklin Advisers, Inc. receives a fee based on a discrete portion of the Portfolio’s assets that have been allocated to it by the Manager.